CONSENT OF JAMES K. POWELL

Reference is made to the following technical report:

“Technical Report — Preliminary Economic Assessment Report of the Kamistiatusset (Kami) Iron Ore Property, Labrador for Alderon Iron Ore Corp.” dated September 8, 2011.

I hereby consent to the inclusion of references to my name and the name and references to, and information derived from, the Technical Report, in this Registration Statement on Form 40-F of Alderon Iron Ore Corp., which is being filed with the United States Securities and Exchange Commission.

Dated this 23rd day of February, 2012.

James K. Powell”
Name: James K. Powell